SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Epoch Biosciences, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.01

(Title of Class of Securities)

294273107

(CUSIP Number)

The Bay City Capital Fund I, L.P.

c/o Bay City Capital LLC

750 Battery Street

Suite 400

San Francisco, California 94111

(415) 676-3830

with a copy to:

Timothy G. Hoxie, Esq.

Heller Ehrman White & McAuliffe

333 Bush Street

San Francisco, California 94104

(415) 772-6052

(Name, address and telephone number of person authorized to receive notices and communications)

April 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 18 Pages)

CUSIP No. 294273107	13D	Page 2 of 18 pages

1.	Names of Reporting Persons The Bay City Capital Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 0 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person PN

CUSIP No. 294273107	13D	Page 3 of 18 pages

1.	Names of Reporting Persons Bay City Capital LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 712,010 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 712,010 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,010 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 2.63%

14.	Type of Reporting Person OO

CUSIP No. 294273107	13D	Page 4 of 18 pages

1.	Names of Reporting Persons Bay City Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 0 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

CUSIP No. 294273107	13D	Page 5 of 18 pages

1.	Names of Reporting Persons The Bay City Capital Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 712,010 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 712,010 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,010 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 2.63%

14.	Type of Reporting Person PN

CUSIP No. 294273107	13D	Page 6 of 18 Pages

1.	Names of Reporting Persons Bay City Capital Management III LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 712,010 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 712,010 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,010 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 2.63%

14.	Type of Reporting Person OO

CUSIP No. 294273107	13D	Page 7 of 18 Pages

1.	Names of Reporting Persons Bay City Capital BD LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 40,000 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 40,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,010 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 2.63%

14.	Type of Reporting Person OO

CUSIP NO. 294273107	13D	Page 8 of 18 pages

INTRODUCTION

The Bay City Capital Fund I, L.P., a Delaware limited liability partnership (“BCC Fund I”), hereby files this Amendment No. 2 (the “Amendment”) to the Statement on Schedule 13D (the “Statement”) filed on January 24, 2002 and as amended by Amendment No. 1 on November 6, 2002 on behalf of the Reporting Persons (as defined under Item 2) identified herein pursuant to the Agreement with Respect to 13D attached as Exhibit 7(1) to the Statement.

Bay City Capital Management LLC, a Delaware limited liability company (“BCC Management”), is the general partner of BCC Fund I. Bay City Capital LLC, a Delaware limited liability company (“BCC LLC”) provides investment advice to BCC Fund I.

Bay City Capital Management III LLC, a Delaware limited liability company (“BCC Management III”), is the general partner of The Bay City Capital Fund III, L.P., a Delaware limited liability partnership (“BCC Fund III”). BCC LLC provides investment advice to BCC Fund III.

On April 21, 2004, BCC Fund I distributed 2,880,000 shares of Common Stock of the Issuer to its partners, representing all of BCC Fund I’s interests in the Issuer. Fund I’s limited partners are BCC Amalgamated, L.L.C. and The Craves Group LLC, and its general partner is BCC Management. BCC Management, in turn, distributed all of its interest in the Common Stock of the Issuer to its members. BCC Fund I and BCC Management are each beginning the process of liquidation.

The shares of Common Stock held by BCC Fund III (712,010 Shares), and the warrant to purchase 40,000 shares of Common Stock held by Bay City Capital BD LLC, both of which have been previously reported, constitute approximately 2.63% of the 28,635,671 shares of the Issuer’s Common Stock reported as outstanding as of March 5, 2004 on the Issuer’s Form 10-K for the fiscal year ending December 31, 2003.

CUSIP NO. 294273107	13D	Page 9 of 18 pages

Item 1. Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value of $0.01 (the “Common Stock”), of Epoch Biosciences, Inc., a corporation incorporated under the laws of Delaware, whose principal executive offices are located at 21720 23rd Drive SE, #150, Bothell, Washington 98021.

Item 2. Identity and Background.

This Statement is filed on behalf of BCC Fund I, BCC Management and BCC LLC, which serves as investment advisor to BCC Management pursuant to an advisory agreement. This Statement is also filed on behalf of BCC Fund III, BCC Management III and BCC BD. BCC Fund I, BCC Management, BCC LLC, BCC Fund III, BCC Management III and BCC BD are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

a.	BCC Fund I.

The principal executive offices of BCC Fund I are located at 750 Battery Street, Suite 400, San Francisco, California 94111. BCC Fund I is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and biotechnology companies.

b.	BCC Management.

The principal executive offices of BCC Management are located at 750 Battery Street, Suite 400, San Francisco, California 94111. BCC Management is a Delaware limited liability

CUSIP NO. 294273107	13D	Page 10 of 18 pages

company the principal business of which is serving as the general partner of BCC Fund I. The members of BCC Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in BCC Management. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set forth on Schedule 1 hereto.

c.	BCC LLC.

The principal executive offices of BCC LLC are located at 750 Battery Street, Suite 400, San Francisco, California 94111. The principal business of BCC LLC is to provide consulting and other investment banking services to life sciences companies. BCC LLC is a Delaware limited liability company. The members of BCC LLC and their current interests in BCC LLC are as follows: PCP-BCC Acquisition, LLC, a Delaware limited liability company (“PCP-BCCA”), which purchased all of BCC Amalgamated, L.L.C.’s interest in BCC LLC as of March 24, 2004 (65.23%); Frederick B. Craves (21.74%); Sanford Zweifach (5.80%); Carl Goldfischer (5.80%); and Lori Robson (1.43%). The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC LLC are set forth on Schedule 2 hereto.

d.	BCC Fund III.

The principal executive offices of BCC Fund III are located at 750 Battery Street, Suite 400, San Francisco, California 94111. BCC Fund III is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including, without limitation, recapitalizations and biotechnology companies.

CUSIP NO. 294273107	13D	Page 11 of 18 pages

e.	BCC Management III.

The principal executive offices of BCC Management III are located at 750 Battery Street, Suite 400, San Francisco, California 94111. BCC Management III is a Delaware limited liability company the principal business of which is serving as the general partner of BCC Fund III. The manager of BCC Management III is BCC LLC. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management III are set forth on Schedule 3 hereto.

f.	BCC BD.

The principal executive offices of BCC BD are located at 750 Battery Street, Suite 400, San Francisco, California 94111. BCC BD is a Delaware limited liability company the principal business of which is performing investment services with a particular focus on businesses operating in the life sciences industry and ancillary businesses.

During the last five years none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 294273107	13D	Page 12 of 18 pages

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The purpose of the transaction is to distribute all Common Stock of the Issuer held by each of BCC Fund I and BCC Management in connection with each entity’s process of liquidation.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the 10-K for the fiscal year ended December 31, 2003 that it had 28,635,671 shares of Common Stock outstanding as of March 5, 2004) beneficially owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is as set forth below.

CUSIP NO. 294273107	13D	Page 13 of 18 pages

Reporting Person	No. of Shares Beneficially Owned	Percentage of Class	Power to Vote		Power to Dispose
			Shared	Sole	Shared	Sole
BCC Fund I	0	0%	0		0
BCC LLC	712,010	2.49%	712,010		712,010
BCC Management	0	0%	0		0
BCC Fund III	712,010	2.49%	712,010		712,010
BCC Management III	712,010	2.49%	712,010		712,010
BCC BD	40,000	0.14%	40,000		40,000

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

The Reporting Persons note that Dr. Frederick B. Craves, the Chairman of BCC LLC and one of the managers of each of BCC LLC, BCC Management and BCC Management III, is the Chairman of the Issuer’s Board of Directors.

(c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as provided for in the agreements described in the Introduction above.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

CUSIP NO. 294273107	13D	Page 14 of 18 pages

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer on April 21, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a) and (b) Not applicable

(c) Agreement with Respect to Schedule 13D.

The Reporting Persons have executed an Agreement with Respect to Schedule 13D, a copy of which is attached to the Statement as Exhibit 7(1). However, beyond the Agreement with Respect to Schedule 13D, the Reporting Persons are not party to any consent, agreement, understanding or relationship with regard to the Issuer or its securities, and they reserve the right to act independently with respect to their investment in the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP NO. 294273107	13D	Page 15 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2004

The Bay City Capital Fund I, L.P.

By:	Its General Partner Bay City Capital Management LLC

	By:	/s/ Fred B. Craves
	Name:	Frederick B. Craves
	Its:	Manager and Managing Director

CUSIP NO. 294273107	13D	Page 16 of 18 pages

Schedule 1 to Schedule 13D

Bay City Capital Management LLC

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or Employment
Frederick B. Craves Bay City Capital Management LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager	Chairman, Manager and Managing Director of Bay City Capital LLC and Manager of Bay City Capital Management LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.

CUSIP NO. 294273107	13D	Page 17 of 18 pages

Schedule 2 to Schedule 13D

Bay City Capital LLC

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or Employment
Frederick B. Craves Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman, Manager	Chairman, Manager and Managing Director of Bay City Capital LLC

Carl Goldfischer Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager and Managing Director	Manager and Managing Director of Bay City Capital LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Goldfischer, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.

CUSIP NO. 294273107	13D	Page 18 of 18 pages

Schedule 3 to Schedule 13D

Bay City Capital Management III LLC

(Bay City Capital LLC, Manager)

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or Employment
Frederick B. Craves Bay City Capital Management III LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman, Manager	Chairman, Manager and Managing Director of Bay City Capital LLC

Carl Goldfischer Bay City Capital Management III LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager and Managing Director	Manager and Managing Director of Bay City Capital LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Goldfischer, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.